Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company:  Compaq Computer Corporation
Commission File No.:  333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is the text of an advertisement first published by HP on February 26, 2002. A .pdf document presenting an image of the advertisement as it appeared in publications on February 26, 2002 is also attached to this filing.

An Open Letter to Walter Hewlett

Walter B. Hewlett
The William and Flora Hewlett Foundation
525 Middlefield Road, Suite 200
Menlo Park, CA 94025

February 26, 2002

Dear Walter:

Your words and actions in recent weeks are not the words and actions of the Walter Hewlett each of us has known for many years. While we vigorously disagree with your views regarding the pending Compaq merger — and we know you disagree with ours — there is no reason for your increasingly strident attacks on HP and our CEO.

Each day your newspaper ads, press releases, press statements and letters grow more belligerent. Each day you move the debate further away from rational financial discourse. There are times we wonder whether the words and arguments are yours, or those of your advisors.

None of this, of course, is helpful to HP or its shareowners. None of this is helpful to the value of HP stock.

Let us cite a few examples:

You have tried, unsuccessfully, to portray your financial advisor, Friedman Fleischer & Lowe (FFL), as an independent third party providing an objective evaluation of the merger. You have said in SEC filings since December that FFL was engaged “to independently evaluate the proposed merger.”1 Since November, you have based all of your financial arguments on information provided to you by FFL. But it was not until early February that you revealed that FFL stands to reap a bonus payment of $12,000,000 if they can help you gather up enough votes to defeat the merger.2 You say that FFL is “independent,” but they are not. You should know that this is wrong.

You have flip-flopped repeatedly on whether you have a viable alternative to the Compaq merger, and if so, exactly what it is. One day we read you do not have a plan, the next day we read that you do, and a third day we read that what you have are “guiding principles.” You must know that this is not helpful to HP’s shareowners.

You have misrepresented this Board’s deliberative process repeatedly, starting with your remarkable denial of the fact that we, as a Board, have been reviewing strategic alternatives over the past 2 1/2 years. You have not disclosed that you fully concurred with the Board’s past decisions to reject exiting the PC business and spinning-off the imaging and printing business. You have mischaracterized the circumstances surrounding your voting decision on the merger. You know the importance this Board places on good governance and your attacks on our processes are unfair and misleading.

You have tried, unsuccessfully, to drive a wedge between our CEO and the Board of Directors. We have been, as you well know, unequivocal in our support for her and your calls for her departure from HP are baseless and irresponsible.

All of us, including you, as directors of HP with fiduciary duties to all shareowners, must guard against getting to the point where we are prepared to say anything in order to win. We must present the facts candidly and fairly, and let HP’s shareowners make their decisions on a fully informed basis. We have followed this course throughout this difficult period. We hope you will choose to do the same.

Signed,

Philip M. Condit	Patricia C. Dunn
Richard A. Hackborn	Sam Ginn
George A. Keyworth II	Robert E. Knowling Jr.

Members of the HP Board

1,2 SEC Filings
For important information about the merger, see HP’s registration statement on Form S-4, dated February 5, 2002, which is available free of charge on the SEC’s website at www.sec.gov. This advertisement contains forward-looking statements, such as future cost-savings, earnings growth, and profitability, which are based upon a number of assumptions. These forward-looking statements are subject to risks and uncertainties, including the risks described in HP’s registration statement referred to above. If any of these risks or uncertainties materialize, actual results could differ materially from the expectations in these forward-looking statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.